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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

     Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [ ]    Merger

          [X]    Liquidation

          [ ]    Abandonment of Registration
                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.

          [ ]    Election  of  status  as  a Business Development Company (Note:
                 Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2. Name of fund: Glen Rauch Buy-Write Fund (the "Fund") a series of Glen Rauch Funds, a Delaware business trust (the "Trust")

3.   Securities and Exchange Commission File No.: 811-10175

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

          [X]    Initial Application       [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                            44 Wall Street
                            New York, New York 10005

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                           Michael W. Zielinski, Esq.
                           U.S. Bancorp Fund Services, LLC
                           615 East Michigan Street
                           Milwaukee, WI  53202
                           Ph. (414) 765-5026

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Records Relating to:                        Located at:
        Registrant's investment adviser             Glen Rauch Securities, Inc.
                                                    44 Wall Street
                                                    New York, NY 10005
                                                    Attn: Glen R. Rauch

                                                    (212) 363-9760
        Registrant's principal underwriter          Quasar Distributors, LLC
                                                    615 East Michigan Street
                                                    Milwaukee, WI 53202

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [X]    Management company;

          [ ]    Unit investment trust; or

          [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [X]    Open-end   [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                           Glen Rauch Securities, Inc.
                           44 Wall Street
                           New York, NY 10005

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                           Quasar Distributors, LLC
                           615 East Michigan Street
                           Milwaukee, WI 53202

13.  If the fund is a unit investment trust ("UIT") provide:

(a)  Depositor's name(s) and address(s):

(b)  Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]    Yes                       [X]   No

     If Yes, for each UIT state:

             Name(s):

             File No.:  811-_______

             Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the
         decision   to   engage   in   a  Merger,  Liquidation or Abandonment of
         Registration?

          [X]    Yes                       [ ]   No

     If   Yes, state the date on which the board vote took place:

                  October 31, 2001

                  If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

          [ ]    Yes                       [X]   No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain: The cessation of the sale of shares of the Fund and the solicitation of the shareholders of the Fund to redeem their shares in the Fund to effect the orderly winding up of the activity of the Fund was approved by Unanimous Written Consent of the Board of Trustees pursuant to Section 5.07 of the Trust's By-Laws.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]    Yes                       [ ]   No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

                 December 28, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]    Yes                       [ ]   No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]    Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

     Were any distributions to shareholders made in kind?

          [ ]    Yes                       [X]   No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

          [ ]   Yes                        [ ]   No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]    Yes                       [ ]   No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]    Yes                       [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is file? (See question 18 above)

          [ ]    Yes                       [X]   No

          If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]    Yes                       [ ]   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]    Yes                       [X]   No

         If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i)  Legal expenses: N/A

          (ii) Accounting expenses: N/A

          (iii) Other expenses (list and identify separately): N/A

          (iv) Total expenses (sum of lines (i)-(iii) above): N/A

     (b)  How were those expenses allocated? N/A

     (c) Who paid those expenses? There were no costs associated with the Fund's liquidation.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]    Yes                       [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]    Yes                       [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]    Yes                       [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Glen Rauch Buy-Write Fund, as series of Glen Rauch Funds, (ii) he is the President of Glen Rauch Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                     /s/ Glen R. Rauch
                                                     --------------------------
                                                         Glen R. Rauch
                                                         President
                                                         Glen Rauch Funds